Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2019	2018

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$816,918	$858,842
Exploration and Production and Other Revenues	639,785	593,295
Pipeline and Storage and Gathering Revenues	190,570	211,123
	1,647,273	1,663,260

Operating Expenses:
Purchased Gas	339,877	382,448
Operation and Maintenance:
Utility and Energy Marketing	170,812	168,720
Exploration and Production and Other	151,355	137,259
Pipeline and Storage and Gathering	112,735	105,961
Property, Franchise and Other Taxes	88,025	87,550
Depreciation, Depletion and Amortization	286,324	249,386
	1,149,128	1,131,324

Operating Income	498,145	531,936

Other Income (Expense):
Other Income (Deductions)	(8,980)	(27,273)
Interest Expense on Long-Term Debt	(101,618)	(108,299)
Other Interest Expense	(5,620)	(4,146)

Income Before Income Taxes	381,927	392,218

Income Tax Expense	93,707	96,691

Net Income Available for Common Stock	$288,220	$295,527

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.34	$3.44

Diluted:
Net Income Available for Common Stock	$3.32	$3.41

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	86,322,694	85,932,035

Used in Diluted Calculation	86,775,768	86,558,769